SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

XM SATELLITE RADIO HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Senior Secured Discount Convertible Notes due 2009

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Joseph M. Titlebaum, Esq.

General Counsel and Secretary

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, D.C. 20002

(202) 380-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Steven M. Kaufman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth St., N.W.

Washington, D.C. 20004-1109

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$47,719,762	$5,106

*	Calculated solely for purposes of determining the filing fee and based on the book value of the 10% Senior Secured Discount Convertible Notes due 2009 of XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. proposed to be acquired.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,106	Filing party:	XM Satellite Radio Holdings Inc.
Form or Registration No.:	TO-I	Date filed:	September 26, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by XM Satellite Radio Holdings Inc., a Delaware corporation (the “Company”), to issue a premium of shares of the Company’s Class A common stock to holders that convert outstanding 10% Senior Secured Discount Convertible Notes due 2009 (“10% Notes”) upon the terms and subject to the conditions described in the Offer of Premium for Conversion and Consent Solicitation (the “Offer of Premium”) and the related Letter of Transmittal and Consent (the “Letter of Transmittal” and, together with the Offer of Premium, as they may be amended from time to time, the “Offer”).

Except as amended hereby, all of the terms of the Offer remain unchanged. This Amendment amends and supplements the Schedule TO as follows:

a)	Item 4(a) is amended as follows:

The number of shares of our Class A common stock to be issued in payment of the premium that we will pay for conversion of each $1,000 aggregate principal amount at maturity of the 10% Notes is 25.48, which equals the premium amount of $320.80, as set forth in the Offer of Premium, divided by $12.59, which is the average closing price of our Class A common stock for the five-day period ending on November 8, 2006.

b)	Item 12 of the Schedule TO is modified as follows:

(a)(1)(G) Press Release, dated November 8, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

XM SATELLITE RADIO HOLDINGS INC.

/s/ Joseph M. Titlebaum
Joseph M. Titlebaum
General Counsel and Secretary

Date: November 8, 2006